AB 3/28/06

06006745

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 14148

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH, D.C. 213

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUNSET FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3520 BROADWAY
(No. and Street)

KANSAS CITY (City) MO (State) 64111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE OLBERDING 816-753-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

TWO CENTRAL PARK PLAZA, STE 1501 (Address) OMAHA, (City) NE (State) 68102-1626 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 26 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRUCE OLBERDING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUNSET FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

ROMA K. WOOD NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

ROMA K. WOOD
Notary Public - Notary Seal
STATE OF MISSOURI
Commissioned in Platte County
My Commission Expires: August 31, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report of Internal Control Structure

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sunset Financial Services, Inc.

Financial Statements and Schedules

December 31, 2005 and 2004

SUNSET FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
(amounts in thousands, except share data)

	December 31	
	2005	2004
ASSETS		
Fixed maturity securities		
(amortized cost: 2005 - $784)	$ 784	$ -
Cash and cash equivalents	844	1,003
Accounts receivable		
(net of allowance: 2005 - $2; 2004 - $3)	290	186
Deferred tax asset	75	18
Total assets	$ 1,993	$ 1,207
LIABILITIES		
Commissions payable	$ 820	$ 611
Due to affiliated entities	119	272
Current tax liability	68	-
Other liabilities	268	107
Total liabilities	1,275	990
STOCKHOLDER'S EQUITY		
Common stock, par value $10 per share		
Authorized 50,000 shares,		
issued and oustanding 5,000 shares	50	50
Additional paid in capital	800	300
Retained deficit	(132)	(133)
Total stockholder's equity	718	217
Total liabilities and stockholder's equity	$ 1,993	$ 1,207

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
STATEMENTS OF OPERATIONS

(amounts in thousands)

	Year Ended December 31	
	2005	2004
REVENUES		
Commissions:		
Transactions from unaffiliated entities	$ 13,912	$ 11,193
Transactions from affiliated entities	4,121	4,161
Investment and other income	31	7
Total revenues	18,064	15,361
EXPENSES		
Commissions	16,107	13,778
Administrative fees	1,620	1,572
Operating expenses	325	311
Total expenses	18,052	15,661
Income (loss) before income tax expense (benefit)	12	(300)
Income tax expense (benefit)	11	(18)
NET INCOME (LOSS)	$ 1	$ (282)

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
(amounts in thousands)

	Year Ended December 31	
	2005	2004
COMMON STOCK, beginning and end of year	$ 50	$ 50
ADDITIONAL PAID IN CAPITAL		
Beginning of year	300	50
Additional paid in capital from parent	500	250
End of year	800	300
RETAINED EARNINGS (DEFICIT)		
Beginning of year	(133)	149
Net income (loss)	1	(282)
End of year	(132)	(133)
TOTAL STOCKHOLDER'S EQUITY	$ 718	$ 217

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS

(amounts in thousands)

	Year Ended December 31	
	2005	2004
OPERATING ACTIVITIES		
Net income (loss)	$ 1	$ (282)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Accounts receivable	(104)	147
Current tax liability	68	-
Deferred tax asset	(57)	(18)
Commissions payable	209	(136)
Realized loss on fixed maturity securities	15	-
Due to affiliated entities	(153)	223
Other liabilities	161	43
Net cash provided by (used in) operating activities	140	(23)
INVESTING ACTIVITIES		
Purchase of fixed maturity securities	(799)	-
FINANCING ACTIVITIES		
Additional paid in capital from parent	500	250
Increase (decrease) in cash and cash equivalents	(159)	227
Cash and cash equivalents at beginning of year	1,003	776
Cash and cash equivalents at end of year	$ 844	$ 1,003

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
(amounts in thousands)

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Sunset Financial Services, Inc. (the Company) is a full-service brokerage firm offering a wide range of financial products. The Company is a wholly-owned subsidiary of Kansas City Life Insurance Company (Kansas City Life). The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc (NASD). The sales force of the Company consists primarily of agents of Kansas City Life and Sunset Life Insurance Company of America (Sunset Life), a wholly-owned subsidiary of Kansas City Life.

Basis of Presentation
The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from such estimates.

Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with original maturity of three months or less when purchased to be cash equivalents.

Securities Transactions
Customers' securities and commodities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities, held for trading, were stated at fair value which was obtained from an external source.

Revenue Recognition
Commissions are recorded on a trade-date basis as securities transactions occur.

(amounts in thousands)

Income Taxes

The Company files a consolidated tax return with certain non-insurance affiliates of its parent, Kansas City Life. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Gross deferred tax assets and liabilities are measured using enacted tax rates and are considered for admitted assets status according to the admissibility tests as set forth by the NASD. The Company recorded deferred tax assets of $75 at December 31, 2005 and $18 at December 31, 2004.

Agreement with Clearing Broker

The Company acts as an introducing broker/dealer and clears all general securities transactions with and for customers on a fully disclosed basis with National Financial Services, a clearing broker. All customer funds and securities are received by the clearing broker which carries the customer accounts and maintains the records of customer transactions pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934. For these services, the Company will pay clearing charges as set forth in the agreement between the Company and the clearing broker. The Company is contingently liable to the clearing broker for any losses incurred which may result from the clearing of customer transactions for the Company.

As of December 31, 2005, the Company had a receivable of $34 ($12 – 2004) with the clearing broker.

2. *INVESTMENTS*

Investment Revenues

The following tables provide investment income (loss) by major category at December 31. Realized gains and losses on the sale of investments are determined on the basis of specific security identification.

	2005	2004
Net investment income:		
Fixed maturity securities	$ 21	$ -
Other	23	7
Total investment income	$ 44	$ 7
Realized investment losses:		
Fixed maturity securities	(15)	-
	$ (15)	$ -

(amounts in thousands)

Contractual Maturities

The following table provides the distribution of maturities for fixed maturity investment securities as of December 31, 2005. Expected maturities may differ from these contractual maturities since borrowers may have the right to call or prepay obligations.

	Fair Value
Due in one year or less	$ 198
Due after one year through five years	586
	$ 784

3. FEDERAL INCOME TAXES

The components of income tax expense (benefit) on operations are as follows:

	2005	2004
Current income tax expense (benefit)	$ 68	$ -
Deferred income tax expense (benefit)	(57)	(18)
Total income tax expense	$ 11	$ (18)

Total income tax expense on income from operations differs from the statutory rate of 35% of income before income tax expense as shown in the following table:

	2005	2004
"Expected" income tax expense	$ 4	$ 105
Increase (decrease) resulting from:		
Nondeductible expenses	-	(123)
Valuation allowance	8	-
Change in deferred tax assets	(1)	-
Total income tax expense (benefit)	$ 11	$ (18)
Effective tax rate	91.3%	-5.8%

Differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years are called temporary differences. The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are presented in the following table:

(amounts in thousands)

	2005	2004
Deferred tax asset:		
Legal Reserve	$ 78	$ 18
Net realized losses on securities	6	-
Gross deferred tax asset	84	18
Less: valuation allowance	(9)	-
Net deferred tax asset	75	18
Deferred tax liability:		
Other	-	-
Net deferred tax asset	$ 75	$ 18

We believe that all of our deferred tax assets will not result in future tax benefits, therefore, we have established a valuation allowance for the portion of these assets that we think will not be realized. The net change in the valuation allowance for deferred tax assets was an increase of $8 in 2005. The valuation allowance relates to state income taxes.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $612, which was $527 in excess of its required net capital of $85. The Company's ratio of aggregate indebtedness to net capital was 2.08 to 1 (5.60 to 1 – 2004).

5. RELATED PARTY TRANSACTIONS

Pursuant to terms of an agreement, Kansas City Life furnished certain fixed assets and administrative services to the Company. The administrative fees for providing such items, as determined by Kansas City Life, amounted to $1,620 – 2005 ($1,572 – 2004). At December 31, 2005, the Company had an accounts payable due to affiliates of $119 ($272 – 2004).

The Company executed brokerage transactions for Kansas City Life and Sunset Life and recorded brokerage commissions related to these transactions, as identified in the Statements of Operations. Net affiliated revenues amounted to $37 – 2005 ($30 – 2004). Accounts receivable at December 31, 2004 included receivables from affiliates of $13.

(amounts in thousands)

6. CONTINGENCIES

In November 2000, the Company was named as a co-defendant, with numerous other defendants, in a lawsuit filed by a client of a former representative, alleging conversion of the client's funds. The amount alleged to have been converted is approximately $400. The Company and its co-defendant, Kansas City Life, prevailed on their motion for summary judgment. Defendants appealed that ruling. The case was settled by the Company for $200 in 2005.

In September 2001, the Company was named as a co-defendant, with numerous other defendants, in a lawsuit filed by several clients of two former representatives. The lawsuit alleges that the former representatives participated in sales of offshore annuity products which were unsuitable to the clients' needs. The total amount of alleged damages is approximately $500. Subsequently the case was consolidated with another case and was settled in 2004 for $129, which was paid by the Company's co-defendant, Kansas City Life.

In October 2001, the Company was named as a co-defendant, with a former representative, in a lawsuit that alleged fraud and breach of fiduciary duty. The Company's Motion to Compel Arbitration, as provided in the new account form, was denied. The Company appealed the decision and won on appeal. The claimants refiled the case as an arbitration proceeding under NASD arbitration rules and the case was settled for $208 in 2005 all of which was paid by the co-defendant, Kansas City Life.

In March 2002, the Company was named a defendant, with former representatives and employees, in a lawsuit brought by a state regulatory agency which alleged breach of securities laws and failure to supervise. The case was settled in 2004 for $250, which was paid by the Company.

In January 2003, the Company was named as a defendant, along with Kansas City Life, two active representatives and an unrelated insurance company as co-defendants, in a lawsuit filed by a former client. The plaintiff alleged deceptive trade practices and fraud in the sale of securities. Actual damages of $110 and emotional stress damages of $350 were requested. The case was settled at mediation in 2005 for $38. The Company paid $9, one of its co-defendants, Kansas City Life paid $10 and the other co-defendants paid $19.

In June 2003, the Company and a former representative were sued by a customer for conversion of funds by the representative. Actual damages of $222 were alleged. In 2004, the Company settled the case in principle for $50 in 2005.

In July 2003, the Company, with a representative and an unrelated insurance company, was sued by a customer. The customer alleged that the representative negligently failed to apply for a product feature. No specific amount of damages have been identified. The Company has moved to stay the court case and to arbitrate the claim. In a separate action, the customer has sued the unrelated insurance company for reformation of the policy. In 2005, the Claimant settled with the unrelated insurance company, and the file was closed by the NASD.

In October 2003, the Company and a former representative were sued by the trustee of the living trust of a deceased former customer. The suit alleged that the former representative, who was the customer's daughter, took advantage of the familial relationship and mismanaged the account. No specific amount of damages were stated, but it is inferred from the pleading that the Plaintiff claimed approximately $40 from the Company. The case has been dismissed.

In April 2004, two customers filed a NASD claim against the Company and two of the Company's representatives that arose out of the customers' purchase of several variable annuities. The claim alleged that the annuities were unsuitable investments, that the Company and its representatives failed to manage the investments and allowed them to significantly decrease in value, and that the Company failed to properly supervise the representatives. Specifically, the claim included allegations of breach of fiduciary duty, negligence, negligent supervision, misrepresentation, breach of contract, failure to supervise, and suitability violations arising out of the sale of those products. The claimants requested damages in the amount of approximately $235, which was the aggregate amount of the losses incurred in the variable annuity products. The case was settled for $40 in 2005.

It is not reasonably possible at this time to make any conclusion as to the outcome of active litigation, but based on information currently available management does not consider it likely that any of the active cases will result in a material impact to the Company's net capital.

SUNSET FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
(amounts in thousands)

SCHEDULE I

		December 31 2005
NET CAPITAL		
Total stockholder's equity	$	718
Non-allowable assets		77
Haircuts on securities (computed pursuant to Rule 15c3-1(c)(2)(vi)(D))		29
Net capital		612
Minimum net capital requirement		85
Excess net capital	$	527
AGGREGATE INDEBTEDNESS		
Commissions payable	$	820
Due to affiliated entities		119
Accounts payable and accrued liabilities		268
Current tax liability		68
Aggregate indebtedness	$	1,275
Ratio of aggregate indebtedness to net capital		2.08 to 1

Statement regarding Rule 17a-5(d)(4)

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2005.

SUNSET FINANCIAL SERVICES, INC.
EXEMPTIVE PROVISION UNDER RULE 15c3-3

SCHEDULE II

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule. The Company clears transactions through National Financial Services.

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Sunset Financial Services, Inc.:

In planning and performing our audits of the financial statements and supplemental schedules of Sunset Financial Services, Inc. (the Company), a wholly owned subsidiary of Kansas City Life Insurance Company, for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparison, and the recordation of differences required by Rule 17a-13, in complying with Section 8 of Regulation T of the board of governors of the Federal Reserve System, in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004 to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 27, 2006

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Sunset Financial Services, Inc.:

We have audited the accompanying statements of financial condition of Sunset Financial Services, Inc. (the Company), a wholly owned subsidiary of Kansas City Life Insurance Company, as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity, comprehensive income, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunset Financial Services, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules 1 through 3 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
February 27, 2006